Mail Stop 4-6

February 10, 2005


Mr. Jerome R. Mahoney
Chairman of the Board
iVoice Technology, Inc.
750 Highway 34
Matawan, New Jersey 07747

Re:	iVoice Technology, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 filed
January 10, 2005
	File No. 333-120490

Dear Mr. Mahoney:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note your response to our prior comment no. 1. We acknowledge that you have entered into an agreement. The structure of your `equity line` transaction, however, does not fit the necessary parameters for a valid equity line financing with respect to our guidance concerning such financings. As a result, the agreement you have entered into is not a valid equity line by which you could obtain financing according to its terms. The fundamental basis in our guidance on equity line financings is that a market already exists for the underlying securities. As noted previously, your stock is not listed and a public market does not exist.
Therefore,
your reference to an `equity line` arrangement is in a manner that suggest it is or will become a source of funding on which you and investors may rely is not appropriate. Please revise the disclosure throughout the filing to remove any implication that the agreement you refer to as an `equity line` provides you with a viable mechanism to obtain needed financing. In this regard, your summary, risk factors and management`s discussion and analysis should all be thoroughly revised.

Prospectus Summary

Overview, pp. 1-3

2. We note your revised disclosure in response to our prior comment no. 10. Please disclose the cash balance iVoice will be retaining in your discussion of what iVoice`s management and board considered in establishing your initial capitalization. Please also supplementally inform us why iVoice will need to expand its research and development efforts in light of your disclosure in the first paragraph which seems to suggest that iVoice`s business will merely consist of licensing its current intellectual property assets.

Risk Factors

3. Please include a risk factor discussing the penny stock rules and the additional risks classification of the securities as a "penny stock" poses to shareholders.

iVoice Technology has in the past and may in the future sell additional unregistered convertible securities, possibly without limitations on the number of shares of common stock the securities are convertible into, which could dilute the value of the holdings of current stockholders and have other detrimental effects on your holdings, pp. 14-15

4. We note your new risk factor in response to our prior comment no.
8. Your statement in the second bullet of the risk factor discussing a risk of "increasing the potential profits to the holder when the price per share later increases" does not appear to be a risk to investors. Your current investors would share proportionately in an increasing share price. It appears that the accurate risk is a further depressed stock price as the shares are issued in greater numbers and at a discount to the market price. A sale of such shares in the market would likely result in a depressed the stock price. Please revise or otherwise explain to us why this is a risk.

iVoice Technology may depend on distribution by resellers and distributors for a significant portion of revenues, p. 19

5. Please disclose whether you have a material relationship, if any, with a distributor or reseller. Do you derive a significant amount of your sales from a single distributor or reseller? Additionally, such material agreements, if any, and any related assignment and consent may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

The Distribution of iVoice Technology Class A Common Stock may result in tax liability to you, p. 26

6. We note your response to our prior comment no. 37. The business appears to have historically generated book-basis losses and would appear to do so again in the current fiscal year. Why do you believe these financial accounting results will vary substantially from the tax-basis results? Notwithstanding your assertion that the transaction is a taxable transaction, the transaction appears to effectively be tax-free and would likely be understood as such by investors in accordance with the tax formulation you present. Please provide a tax opinion supporting the tax consequences you describe.
Please also consider setting forth in your later tax section an example of how a sample stockholder determines their tax liability based on your earnings and profit.

In light of the fact that your current earnings and profit cannot be determined until year-end and that the determination of such earnings and profit for tax purposes may differ from such determinations for financial reporting purposes, please discuss whether you or iVoice intends to provide such earnings and profit information to your distributee-shareholders when available or otherwise how they may obtain such information. Please also clarify your disclosure to indicate whether the earnings and profit for each shareholder are calculated on a pro rata basis as of the date of the distribution. Please also discuss in your later tax section the tax implications of a shareholder who sells your stock during the year having not yet received their current earnings and profits information.

Further, your response states that the governing rule is that the distribution is taxable to the extent of the lesser of (1) the fair market value of the shares and (2) the earnings and profit. Your disclosure, however, seems to suggest that a distributee-shareholder will be taxed on the fair market value of the shares to the extent of any earnings and profit with any excess treated as a tax-free return of capital and thereafter as capital gain. Please explain.

We note your revised disclosure in your later tax section. Please revise to specify the date upon which the fair market value of the shares received in the distribution will be determined for purposes of determining their basis.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, pp. 26-27

7. We note your disclosure in your prospectus summary discussing the board`s balancing of iVoice`s prospective capital requirements with the more likely ability of obtaining financing for the IVR business.
Your disclosure in this section starting with the sixth sentence of the last paragraph on page 26 suggests otherwise. Please clarify your disclosure in this paragraph starting from the sixth paragraph.

Separation from iVoice, pp. 27-29

8. With respect to your disclosure regarding the administrative services agreement, do you plan to seek replacement services or provide the services for yourself in the near future? We note your response to our prior comment no. 32 stating your intent to maintain the agreement for the foreseeable future as well as your lack of any current plans to expand personnel.

Results of Operations for the Nine Months Ended September 30, 2004 as
Compared with the Nine Months Ended September 30, 2003, pp. 29-30

9. Please discuss the cause for the $61,822 decrease in revenue between the nine months ended September 30, 2004 and the nine months ended September 30, 2003.

10. The discussion of gross margin for the years ended December
31,
2002 and 2003 and the nine months ended September 30, 2003 and
2004
mentions a change in the products and services mix being sold, by providing more consulting and maintenance services. However, the section on critical accounting policies for revenue recognition discloses that the company derives 100% of its revenues from licensing of the company`s product and none from optional support services. We note that the financial statements do not disclose that the company has generated revenues from services, or is engaged in consulting. Please revise so as to be consistent. Further, please provide disclosure in your business section with respect to the consulting and maintenance services that you provide. Please also explain to us the basis for attributing the change in gross margin to product/service mix as opposed to price changes. Did price change no longer play a role in your change in gross margin for the nine-month and fiscal year periods? Please also disclose the nature of the change in product mix and why such change occurred.

11. We note that your statement of operations for the nine months ended September 30, 2004 and 2003 reflect a decrease in your research and development expense of approximately $56,000 which in turn contributed to the period-to-period change in total operating expenses. This decrease offset the substantial increase in general and administrative expense of approximately $116,000 which you appear to attribute to professional and consulting fees incurred in connection with financing the operation of the business and the anticipated registration of shares. Please expand your disclosure to discuss the nature of the change that resulted in the decrease in your research and development expense.

12. Please explain to us how a $616,836 increase in interest expense for the nine-month period can be attributed to $280,000 in convertible debentures.

Results of Operations for the Year Ended December 31, 2003 as
Compared with the Year Ended December 31, 2002, pp. 30-31

13. Please discuss the cause for the reduction in professional and consulting fees that resulted in a decrease of $230,000 in general and administrative expense. It also appears that a goodwill write-off and bad debt expense contributed to the higher total operating expense in fiscal year 2002. Please discuss.

Liquidity and Capital Resources, pp. 31-34

14. Please revise your disclosure in the second paragraph of this section. It does not appear that you are raising any proceeds in this public offering. Further, please file the agreement whereby Mr.
Mahoney has agreed to accept Class B common stock in satisfaction of your obligations under the employment agreement. If an oral agreement, please file an a written description of the material terms of such agreement. Please also revise your disclosure to discuss the material terms of this agreement. At what price will the Class B common stock be exchanged for your obligations under the employment agreement?

15. We note your revised disclosure regarding the fee to be paid to
Cornell Capital Partners in connection with the convertible debentures. Please disclose whether this fee has and how it will be paid.

16. We note your revised disclosure in the second paragraph on page
32. Please disclose the period for which you expect the going-forward expenses of $431,000 to encompass. Please elaborate on the minimum period of planned operations you expect you will be able to fund with the proceeds from the sale of the secured convertible debentures.

17. Please supplementally explain to us the basis for the change in aggregate book value of the IVR business assets from $750,000 to $10,000 and when such a change was determined necessary. Was a third-party valuation made of the assets which resulted in the revaluation?

Business

Business Development, p. 40

18. In your revised disclosure you state that you have no material strategic alliances other than the existing relationships that are being transferred to you by iVoice. Are these relationships material as your statement appears to suggest? If so, please discuss the nature and significance of these material relationships. Further, please reconcile your statement that you have sold primarily on a direct basis with your later statement that you have yet to hire a sales team. How have you sold directly without previously having a sales team? We also note your revised disclosure indicating that you do not plan to hire any additional personnel. How will the lack of a sales team affect you given that you rely primarily on direct sales and yet do not plan to hire any additional personnel? Please clarify and disclose the portion of your revenue that you derive from primary sales.

iVoice Technology`s Management

19. Please identify Mr. Seidler as a director in your table presentation.

Employment Agreements, pp. 44-45

20. In your revised disclosure with respect to Mr. Mahoney`s employment agreement, please elaborate on the fact that there are only two directors, one of which is Mr. Mahoney, and explain how this affects the board`s ability to determine that a future termination is for cause.

Certain Relationships and Related Transactions

21. Please provide disclosure with respect to the security agreement with Cornell Capital. Please also include a risk factor discussing the risk to shareholders related to Cornell Capital`s security interest in substantially all of your assets.

22. We note your disclosure with respect to Mr. Mahoney`s promissory note for $190,000 bearing interest at the prime rate plus 2 percent per annum. The form of promissory note filed as an exhibit, however, states that the interest rate is the prime rate plus 1 percent. Please clarify. Further, please file the executed note as an exhibit and supplementally inform us how the form of note differs from the executed note, if at all.

The Distribution

Results of the Distribution, p. 55

23. Please supplementally respond to our inquiries in our prior comment no. 62. Do you intend to adjust the distribution ratio so that the 10 million shares will be allocated among the holders?
Is
this why you have removed the reference to the 1-for-874 share distribution? Please explain how and when you will compute Distribution ratio to achieve the issuance of the desired 10 million shares. Will the shares held in aggregate by nominee holders or will each beneficial owner`s shareholdings be used to determine the shares issuable as well as serve as the basis for any rounding determinations.
Further, please supplementally provide us with an analysis of what you would do in terms of updating your disclosure, if you were to change the Distribution ratio after the effective date. Would you be able to make this change by prospectus supplement and, if so, what is the basis for such belief?

Financial Statements

24. Please advise us supplementally of the reasons that general
and
administrative expenses and other income have been reduced by
$63,256
during the nine months ended September 30, 2004.

25. Your revised disclosure on page 40 states that you have experienced significant post-release errors and bugs in your products, yet Note 4(e) to the financial statements indicates that you have determined that warranty claims have been immaterial based upon its limited sales to date. Please reconcile these disclosures so as to be consistent.

Pro Forma Financial Information

26. Please refer to our prior comment no. 69. It appears that no revision to the historical financial statements has been made to reflect the $740,000 impairment charge previously reported as a pro forma adjustment. Please revise or advise us supplementally of the reasons why such revision should not be made.

27. It appears that Note (e) on page F-37 should be eliminated.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 942-1824, or Tia
Jenkins
at (202) 942-1902, if you have questions or comments on the
financial
statements and related matters.  Please contact Daniel Lee at
(202)
942-1871 with any other questions. If you need further assistance, you may contact me at (202) 942-1818 or Barbara Jacobs, Assistant Director, at or (202) 942-1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Scott Rosenblum, Esq.
	Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, New York 10022
	Telephone: (212) 715-9100
	Facsimile:  (212) 715-8000